

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2025

Douglas Ward
Chief Executive Officer
Axiom Intelligence Acquisition Corp 1
Berkeley Square House, 2nd Floor
London W1J 6BD

> **Re: Axiom Intelligence Acquisition Corp 1**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 11, 2025**
> **CIK No. 0002057030**

Dear Douglas Ward:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Proposed Business, page 111

1. We note your response to prior comment 8. We note you revised your disclosure to clarify that Daniel Mamadou is the CEO and Chairman of Welsbach Technology Metals Acquisition Corp. Please expand your disclosure to provide all of the information required by Item 1603(a)(3) of Regulation S-K. Please disclose the amount raised, the ticker symbol, the number of extensions of the time to complete the business combination and the amount of time for each extension, and the redemption levels experienced in connection with each extension request.

      Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joshua N. Englard, Esq.